Filed by Microsoft Corporation pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Yahoo! Inc.
Commission File No.: 000-28018
E-mail sent to employees of Microsoft Corporation on February 1, 2008, by Steve Ballmer (chief executive officer).
Subject line: Proposed Acquisition of Yahoo!
Today, I am very excited to announce that Microsoft has made a proposal to acquire Yahoo!. This announcement represents a big opportunity for Microsoft, and is the next major milestone in our companywide transformation to embrace online services, search, and advertising.
By combining the strengths of our companies, we can deliver an efficient and highly competitive offering for our customers. Our complementary assets will give us increased talent and scale to compete in the markets of search and online advertising, and pioneer new innovations in the areas of video, mobile services, online commerce, and social media.
This year, online advertising is a $40 billion business. It will grow to $80 billion by 2010 and will continue to increase in the years beyond. This market provides a significant growth opportunity for Microsoft—our ability to provide the best search and online experiences for consumers, and the best ad platform for publishers and advertisers, is the key to unlocking this opportunity.
We are on a good path with our existing search and advertising product roadmaps. To date, we have made progress in our organic online services and advertising efforts, and by joining with Yahoo!, we will take the next step toward becoming a major search destination and social platform for consumers. The combined reach of our content properties and combined breadth of our tools for advertisers will enable us to provide an online advertising platform at scale. Together, we’ll create a company that is in a much better position to compete against an increasingly dominant player in this market.
Through our recent acquisitions of aQuantive and Tellme, we understand what it takes to successfully integrate new talent, assets, and infrastructure into our company. Leaders from both Microsoft and Yahoo! will work together closely on the integration process to ensure that we are thoughtful about the questions we ask and the decisions we make. As we move forward, we’ll look carefully at how to bring our assets together to create the greatest value for customers, employees, and shareholders.

During this transition period, I urge you to stay focused on your commitments and team goals. We are committed to communicating with you frequently as our leadership team works on bringing the two companies together.
As I outlined in my quarterly strategy email last week, we grow by anticipating new areas where software has the greatest potential to create opportunities. The proposed acquisition of Yahoo! will transform our ability to compete as new opportunities in online services, search, and advertising emerge.
I am very excited about today’s announcement and about the collective talent and energy we will bring to the industry. A great opportunity is in front of us to evolve how people and businesses create, find, and use information. Through today’s proposed acquisition, we can take our business to new levels of success and growth.
Kevin Johnson, Chris Liddell, Ray Ozzie and I will host an employee web cast that can be viewed live beginning at 10:00am PST and will also be available on-demand. You can link to the web cast at
http://msw/NewsEvents/StudioCasts/Pages/conferences.aspx
Steve
* * *
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Microsoft Corporation plans to file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus and other documents regarding the proposed transaction. The definitive proxy statement/prospectus will be mailed to shareholders of Yahoo! Inc. INVESTORS AND SECURITY HOLDERS OF YAHOO! INC. ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
     Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Microsoft Corporation through the web site maintained by the SEC at www.sec.gov. Free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Investor Relations Department, Microsoft Corporation, One Microsoft Way, Redmond, Washington 98052-6399.
     Microsoft Corporation and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Microsoft Corporation’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended June 30, 2007, which was filed with the SEC on August 8, 2007, and its proxy statement for its 2007 annual meeting of shareholders, which was filed with the SEC on September 29, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

     Statements in this release that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors such as Microsoft Corporation’s ability to achieve the synergies and value creation contemplated by the proposed transaction, Microsoft Corporation’s ability to promptly and effectively integrate the businesses of Yahoo! Inc. and Microsoft Corporation, the timing to consummate the proposed transaction and any necessary actions to obtain required regulatory approvals, and the diversion of management time on transaction-related issues. For further information regarding risks and uncertainties associated with Microsoft Corporation’s business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of Microsoft Corporation’s SEC filings, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q, copies of which may be obtained by contacting Microsoft Corporation’s Investor Relations department at (800) 285-7772 or at Microsoft Corporation’s website at http://www.microsoft.com/msft.
     All information in this communication is as of February 1, 2008. Microsoft Corporation undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations.